UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

LENDINGTREE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

894675107

(CUSIP Number)

Renee L. Wilm, Esq.

Chief Legal Officer

c/o GCI Liberty, Inc.

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894675107

1.	Names of Reporting Persons GCI Liberty, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Excludes any shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Statement of

GCI LIBERTY, INC.

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

LENDINGTREE, INC.

This Statement on Schedule 13D/A relates to the shares of common stock, par value $.01 per share (the “Common Stock”), of LendingTree, Inc., a Delaware corporation (the “Issuer” or “TREE”).

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) with respect to the Issuer by GCI Liberty, Inc., a Delaware corporation (the “Reporting Person” or “GCI Liberty”), on March 16, 2018 (the “Original Statement”), as amended by Amendment No. 1 filed with the Commission by the Reporting Person on June 25, 2018 (“Amendment No. 1”), Amendment No. 2 filed with the Commission by the Reporting Person on July 10, 2018 (“Amendment No. 2”), Amendment No. 3 filed with the Commission by the Reporting Person on May 1, 2019 (“Amendment No. 3”) and Amendment No. 4 filed with the Commission by the Reporting Person on August 7, 2020 (“Amendment No. 4”, together with Amendment No. 1, Amendment No. 2, Amendment No. 3 and the Original Statement, the “GCI Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein. This amended Statement on Schedule 13D/A (this “Amendment” and together with the GCI Liberty Schedule 13D, this “Statement”) constitutes Amendment No. 5 to the GCI Liberty Schedule 13D. This Amendment constitutes an exit filing of the Reporting Person in respect of shares of Common Stock previously reported as beneficially owned by the Reporting Person. Capitalized terms not defined herein have the meanings given to such terms in the GCI Liberty Schedule 13D. Except as set forth herein, the GCI Liberty Schedule 13D is unmodified.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the GCI Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On November 16, 2020, the Reporting Person determined that it would sell up to 100% of its Common Stock, and following that determination, a subsidiary of the Reporting Person entered into the Underwriting Agreement, the Purchase Agreement and the Termination Agreement (each as defined below). Upon the closing of the sales pursuant to the Underwriting Agreement and Purchase Agreement, the Reporting Person ceased to be a beneficial owner of more than five percent of the outstanding securities of the Issuer, either directly or indirectly, and the 2019 Forward Transaction (as previously defined in the GCI Liberty Schedule 13D) was unwound.

Underwriting Agreement

On November 16, 2020, a subsidiary of the Reporting Person and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC (the “Underwriter”), pursuant to which, among other things, the Reporting Person’s subsidiary agreed to sell, and the Underwriter agreed to purchase, an aggregate of 2,955,984 shares of Common Stock in a secondary block trade with gross proceeds of $864.5 million (the “Block Trade”). The Block Trade was made pursuant to the Issuer’s registration statement on Form S-3 (File No. 333-233034). The Block Trade closed on November 18, 2020.

The summary of the Underwriting Agreement contained in this Amendment is qualified in its entirety by reference to the Underwriting Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Termination of Assigned Spinco Agreement and Assigned Registration Rights Agreement

On November 16, 2020, the Issuer, the Reporting Person and certain subsidiaries of the Reporting Person entered into an Affiliate Assignment, Assumption and Termination Agreement, pursuant to which, among other things, (i) one of the Reporting Person’s wholly-owned subsidiaries transferred to another of the Reporting Person’s wholly-owned subsidiaries all of its rights, benefits, liabilities and obligations under the Assigned Spinco Agreement and Assigned Registration Rights Agreement (each as previously defined and disclosed in the GCI Liberty Schedule 13D) and (ii) each of the Assigned Spinco Agreement and Assigned Registration Rights Agreement were terminated upon the closing of the Block Trade and the Private Placement.

Courtnee Chun, a nominee of the Reporting Person serving on the Issuer’s board of directors pursuant to the Assigned Spinco Agreement, resigned as a member of the Issuer’s board of directors effective upon the Fall-Away Date (as defined in the Assigned Spinco Agreement), which occurred upon the closing of the Block Trade and the Private Placement.

The summary of the Affiliate Assignment, Assumption and Termination Agreement contained in this Amendment is qualified in its entirety by reference to the Affiliate Assignment, Assumption and Termination Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Purchase Agreement

On November 15, 2020, in connection with the termination of the 2019 Forward Transaction, a subsidiary of the Reporting Person and Royal Bank of Canada (“RBC”) entered into a purchase agreement (the “Purchase Agreement”), pursuant to which, if a subsidiary of the Reporting Person entered into the Underwriting Agreement within three business days, among other things, the Reporting Person’s subsidiary agreed to sell, and RBC agreed to purchase, a number of shares determined based on the market price of the Common Stock immediately prior to the execution of the Termination Agreement. On November 16, 2020, upon execution of the Underwriting Agreement and the Termination Agreement it was determined that the subsidiary of the Reporting Person would sell an aggregate of 488,005 shares of Common Stock in a private placement with gross proceeds of $142.7 million (the “Private Placement”). The completion of the Private Placement was dependent upon the completion of the Block Trade, both of which closed on November 18, 2020.

2019 Forward Transaction

On November 16, 2020, in connection with the Block Sale and Private Placement, a subsidiary of the Reporting Person entered into a letter agreement (the “Termination Agreement”) with RBC acting through its agent RBC Capital Markets, LLC pursuant to which the 2019 Forward Transaction covering up to 642,850 shares of Common Stock was terminated early and unwound in full on November 18, 2020. The completion of the termination and unwinding of the 2019 Forward Transaction was dependent upon the completion of the Block Trade. The purpose of the 2019 Forward Transaction was to hedge the market risk associated with a portion of the Reporting Person’s Common Stock. In connection with its obligations under the Purchase Agreement, RBC made a $78.7 million net payment to a subsidiary of the Reporting Person, satisfying in full that subsidiary’s $64.0 million payment obligation to RBC with respect to the “Termination Payment,” as such term is defined under the Termination Agreement, and RBC’s $142.7 million payment obligation with respect to the “Purchase Price,” as such term is defined under the Purchase Agreement.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the GCI Liberty Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Following the completion of the termination and unwind of the 2019 Forward Transaction pursuant to the Termination Agreement, the Block Trade, and the Private Placement, the Reporting Person does not beneficially own any shares of Common Stock.

(b)  Not applicable.

(c) Other than as described in this Amendment, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons effected any transactions in respect of the Common Stock within the last sixty days.

(d) Not applicable.

(e) On November 18, 2020, the Reporting Person ceased to be a beneficial owner of more than five percent of the outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the GCI Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits.

The information contained in Item 7 of the GCI Liberty Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description
7(a)	Assistant Secretary’s Certificate of GCI Liberty, Inc. (previously filed as Exhibit 7(a) to the Schedule 13D of the Reporting Person, filed on March 16, 2018).
7(b)	Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (incorporated by reference to Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the SEC on May 16, 2008).
7(c)	Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 25, 2008).
7(d)	Registration Rights Agreement, dated as of August 20, 2008, among Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 25, 2008).
7(e)	Assignment and Assumption Agreement, dated as of November 2, 2017, by and among General Communication, Inc., Liberty Interactive Corporation, Liberty USA Holdings, LLC, Ventures Holdco, LLC, and LendingTree, Inc. (incorporated by reference to Exhibit 7(d) to Amendment No. 3 to Liberty Interactive Corporation’s Statement on Schedule 13D/A with respect to LendingTree, Inc., filed with the SEC on November 3, 2017).
7(f)	Underwriting Agreement, dated as of November 16, 2020, by and among LendingTree, Inc., Ventures Holdco II, LLC and Goldman Sachs & Co. LLC.
7(g)	Affiliate Assignment, Assumption and Termination Agreement, dated as of November 16, 2020 by and among LendingTree, Inc., Ventures Holdco, LLC, Ventures Holdco II, LLC and GCI Liberty, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2020		GCI LIBERTY, INC.

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Senior Vice President and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description
7(a)	Assistant Secretary’s Certificate of GCI Liberty, Inc. (previously filed as Exhibit 7(a) to the Schedule 13D of the Reporting Person, filed on March 16, 2018).
7(b)	Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (incorporated by reference to Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the SEC on May 16, 2008).
7(c)	Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 25, 2008).
7(d)	Registration Rights Agreement, dated as of August 20, 2008, among Tree.com, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 25, 2008).
7(e)	Assignment and Assumption Agreement, dated as of November 2, 2017, by and among General Communication, Inc., Liberty Interactive Corporation, Liberty USA Holdings, LLC, Ventures Holdco, LLC, and LendingTree, Inc. (incorporated by reference to Exhibit 7(d) to Amendment No. 3 to Liberty Interactive Corporation’s Statement on Schedule 13D/A with respect to LendingTree, Inc., filed with the SEC on November 3, 2017).
7(f)	Underwriting Agreement, dated as of November 16, 2020, by and among LendingTree, Inc., Ventures Holdco II, LLC and Goldman Sachs & Co. LLC.
7(g)	Affiliate Assignment, Assumption and Termination Agreement, dated as of November 16, 2020 by and among LendingTree, Inc., Ventures Holdco, LLC, Ventures Holdco II, LLC and GCI Liberty, Inc.